UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On May 4, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2009. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, and acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: May 5, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 4, 2009

5

Exhibit 99.1

Contacts:

Roland Sackers Chief Financial Officer QIAGEN N.V. e-mail: roland.sackers@qiagen.com

Dr. Solveigh Mähler

Director Investor Relations

QIAGEN N.V.

+49 2103 29 11710

e-mail: solveigh.maehler@qiagen.com

Albert F. Fleury

Director Corporate Finance and Investor Relations NA

QIAGEN N.V.

+1 301 944 7028

e-mail: albert.fleury@qiagen.com

QIAGEN Reports First Quarter 2009 Results

•	16% Revenue Growth on Constant Exchange Rates
•	11% Organic Growth
•	$0.20 Adjusted EPS

Venlo, The Netherlands, May 4, 2009—QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for its first quarter ended March 31, 2009.

Reported net sales were in line with, and adjusted earnings per share for the first quarter 2009 were at the high end of the guidance provided by the Company on February 10, 2009.

First Quarter 2009 Results

QIAGEN's First Quarter 2009 (in US$ millions, except per share information)

	Q1 2009	Q1 2008	Growth
Net sales	220.9	207.1	7%
Net sales at constant exchange rates	239.6	207.1	16%
Operating income, adjusted	59.1	58.7	1%
Net income, adjusted	40.3	36.9	9%
EPS, adjusted (US$)	0.20	0.18	11%

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its first quarter 2009 increased 7% to $220.9 million from $207.1 million for the same quarter in 2008. Excluding the unfavorable impact from foreign currency exchange rates, net sales for the first quarter 2009 would have increased by 16%. Reported operating income for the quarter increased 12% to $37.0 million from $33.0 million in the same quarter of 2008, and net income for the quarter increased 21% to $24.7 million from $20.3 million in the same quarter of 2008. Diluted earnings per share for the first quarter increased 20% to $0.12 in 2009 from $0.10 in 2008.

On an adjusted basis, first quarter operating income increased 1% to $59.1 million in 2009 from $58.7 million in 2008, and first quarter 2009 adjusted net income increased 9% to $40.3 million from $36.9 million in 2008. Adjusted diluted earnings per share increased to $0.20 in the first quarter 2009 from $0.18 in 2008.

QIAGEN’s first quarter 2009 results include the results of operations from the Company’s recent acquisitions, the most significant of which was Corbett Life Science, acquired in July 2008. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“QIAGEN experienced a successful start into 2009,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “We saw strong revenue and adjusted net income growth and exciting momentum in our strategic position. We launched 20 new products in the area of Sample & Assay Technologies and recorded once again a record 5% of sales from products launched within the last 12 months. We are also managing an exceptionally strong pipeline of new products and are preparing for the launches of many strategically very important products during 2009. We feel very well prepared to take advantage of the growth opportunities we are seeing in our target markets today and are fully on track to achieve annual targets.”

“We experienced strong revenue growth for QIAGEN in the first quarter of 2009 and maintain a positive outlook. Growth was highest in sales to customers in Molecular Diagnostics (approximately 46% of total revenues) followed by sales to customers in Applied Testing (7% of total revenues), Academia (27% of total revenues) and Pharma (20% of total revenues).”

“Growth of our sales to customers in Molecular Diagnostics was fueled by strong growth in sales of our screening products (primarily HPV), genetics (including our K-ras testing solutions) and infectious disease tests. In HPV screening, we experienced strong growth which was due to factors including successes of our ongoing market penetration initiatives. We are very pleased with these efforts in the United States and have now also created and intensified such programs in Europe and Asia. Our sales into customers in the Pharmaceutical and Biotech industry conducting clinical development continued strong, and sales to customers in these industries conducting discovery (under 10% of our sales) were, as expected, soft. We are very encouraged by the potential growth in the academic research markets following both the short term stimulus programs (primarily in the United States but also in many other countries) as well as the long-term funding increase commitments to several key and very large academic research institutions in the United States. QIAGEN is well prepared and uniquely positioned to support our customers and to jointly benefit from both the shorter-term stimulus programs and also from the planned long-term funding increases.”

“We are also pleased with the progress in our development pipeline. We are preparing for the launches of various modules of our QIAensemble Evolution package, which will soon fully automate our gold standard HPV screening solutions. The developments of additional QIAsymphony medium throughput modules and its broad menu of applications and tests as well as the QIAensemble high throughput screening platform are also progressing well—we expect a strong year in terms of new launches of Sample and Assay Technology products. We are also moving several products through clinical development in the US, Europe and Asia towards regulatory approvals.”

“We are very pleased with our financial performance in this first quarter of 2009. Reported revenues were in line with, and adjusted earnings per share came in at the high end of our expectations,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Revenue growth for the first quarter was 7%. Using constant exchange rates for both quarters revenue growth would have been 16% and was fueled by a strong organic growth of 11% and a positive contribution of 5% from acquisitions. Our consumable portfolio contributed 2% growth (10% at constant exchange rates). In the wake of new product introductions in QIAGEN’s instrumentation business (such as the QIAsymphony, the QIAgility and the Rotor-Gene Q) this product area recorded a growth rate of 68% (93% at constant exchange rates). Net sales in the Americas for the first quarter 2009 represented approximately 51% of our overall business and recorded a growth rate of 12% at constant exchange rates while European sales, which represent approximately 34% of our revenues, showed a growth rate of 13% at constant exchange rates. Net sales in Asia remained strong, showing a growth rate of 23% at constant exchange rates.”

QIAGEN – Sample and Assay Technologies Highlights

•

QIAGEN is supporting the management of the current H1N1 Influenza A (swine flu) outbreak with effective surveillance solutions. Such solutions include Sample Technologies and several Assay Technologies such as real-time PCR assays (including our leading artus Influenza screening test), QIAplex assays, a Pyrosequencing platform as well as enzymes).

•

QIAGEN established the QIAGENcares program to support regions in need for effective diagnostic testing solutions and announced the first two programs under this Corporate Social Responsibility program:

o	QIAGEN and the Chittaranjan National Cancer Institute (CNCI) formed a collaboration to establish the first large-scale cervical cancer screening program for women in Kolkata, India. The initiative will be conducted over 5 years and is expected to reach 50,000 women.

o	QIAGEN will donate one million HPV tests over the next five years.

•	In the area of HPV testing, two landmark studies were published:

o	The New England Journal of Medicine (NEJM) published results from an eight-year trial involving more than 130,000 women in India. This landmark study demonstrates that in low-resource settings a single round of HPV testing significantly reduces the numbers of advanced cervical cancers and deaths, compared with Pap (cytology) testing or visual inspection with acetic acid (VIA). The trial used QIAGEN’s digene HPV Test.

o	Physicians from Kaiser Permanente and the National Cancer Institute published in the March issue of Obstetrics & Gynecology results from their cervical cancer screening program covering more than 580,000 women aged 30 and older during 5 years and reported the following results:

¡ 90.8% HPV screening negative	Pap negative
¡ 4.0% HPV screening positive	Pap negative
¡ 2.3% HPV screening positive	Pap positive

The study authors concluded, “In a general screening population, concerns about excessive HPV test positives among women aged 30 years and older are not borne out.” This conclusion is seen as a great support to increase adoption of HPV testing in cervical cancer screening programs.

•

QIAGEN launched 20 new products in the area of Sample & Assay Technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition QIAGEN launched a number of assay technologies including two multiplexed, PCR-based digene HPV Genotyping Tests as RUOs with expected CE-marking to be completed in the third quarter.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented in its conference call on May 5, 2009 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will be available on the same website at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods. For further information on the nature of adjustments please refer to the reconciliation tables accompanying this press release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make such isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,000 people in over 30 locations worldwide. Further information about QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. In addition certain statements contained in this news release are based on company assumptions, including, but not limited, to revenue allocations based on business segments. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Three months ended March 31,
	2009	2008
Net sales	$220,933	$207,106
Cost of sales	74,484	65,882

Gross profit	146,449	141,224

Operating expenses:
Research and development	25,643	21,369
Sales and marketing	56,098	54,078
General and administrative, integration and other	23,788	29,088
Acquisition related intangible amortization	3,891	3,651

Total operating expenses	109,420	108,186

Income from operations	37,029	33,038

Other income (expense):
Interest income	1,185	2,972
Interest expense	(7,431)	(10,451)
Other income, net	1,781	2,135

Total other expense	(4,465)	(5,344)

Income before provision for income taxes and minority interest	32,564	27,694
Provision for income taxes	7,880	7,301
Minority interest expense	—	60

Net income	$24,684	$20,333

Weighted average number of diluted common shares	203,168	205,126
Diluted net income per common share	$0.12	$0.10
Diluted net income per common share, adjusted	$0.20	$0.18

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$337,036	$333,313
Accounts receivable, net	159,509	158,440
Income taxes receivable	9,752	14,441
Inventories, net	110,089	108,563
Prepaid expenses and other	67,192	61,424
Deferred income taxes	21,679	27,374

Total current assets	705,257	703,555

Long-Term Assets:
Property, plant and equipment, net	281,440	289,672
Goodwill	1,148,924	1,152,105
Intangible assets, net	620,005	640,309
Deferred income taxes	50,097	73,766
Other assets	26,650	25,916

Total long-term assets	2,127,116	2,181,768

Total assets	$2,832,373	$2,885,323

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$38,978	$48,836
Accrued and other liabilities	146,448	163,513
Income taxes payable	2,518	14,288
Current portion of long-term debt	25,000	25,000
Current portion of capital lease obligations	2,976	2,984
Deferred income taxes	6,599	7,754

Total current liabilities	222,519	262,375

Long-Term Liabilities:
Long-term debt, net of current portion	920,000	920,000
Capital lease obligations, net of current portion	28,558	29,718
Deferred income taxes	188,456	212,589
Other	10,401	6,797

Total long-term liabilities	1,147,415	1,169,104

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—198,276 shares in 2009 and 197,839 shares in 2008	2,218	2,212
Additional paid-in-capital	963,704	958,665
Retained earnings	502,496	477,812
Accumulated other comprehensive (loss) income	(5,979)	15,155

Total shareholders' equity	1,462,439	1,453,844

Total liabilities and shareholders' equity	$2,832,373	$2,885,323

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended March 31, 2009

(dollars in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$220,933	$146,449	$37,029	$32,564	$(7,880)	$24,684	$0.12
Adjustments:
Business integration, acquisition related and restructuring costs	—	230	2,977	2,977	(888)	2,089	0.01
Purchased intangibles amortization	—	13,013	16,904	16,904	(5,906)	10,998	0.06
Share-based compensation	—	209	2,188	2,188	(685)	1,503	0.01
Asset impairment	—	—	—	1,572	(582)	990	—

Total adjustments	—	13,452	22,069	23,641	(8,061)	15,580	0.08

Adjusted results	$220,933	$159,901	$59,098	$56,205	$(15,941)	$40,264	$0.20

*	Using 203,168 diluted shares

Three months ended March 31, 2008

(dollars in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$207,106	$141,224	$33,038	$27,694	$(7,301)	$20,333	$0.10
Adjustments:
Business integration, acquisition related and restructuring costs	—	—	9,185	9,185	(3,266)	5,919	0.03
Purchased intangibles amortization	—	10,827	14,477	14,477	(5,173)	9,304	0.04
Share-based compensation	—	234	1,991	1,991	(665)	1,326	0.01

Total adjustments	—	11,061	25,653	25,653	(9,104)	16,549	0.08

Adjusted results	$207,106	$152,285	$58,691	$53,347	$(16,405)	$36,882	$0.18

*	Using 205,126 diluted shares